UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BREEZE-EASTERN CORPORATION

(Name of Subject Company)

BREEZE-EASTERN CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

106764103

(CUSIP Number of Class of Securities)

Mark M. McMillin

General Counsel and Corporate Secretary

Breeze-Eastern Corporation

35 Melanie Lane

Whippany, New Jersey, 07981

Telephone: (973) 602-1001

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Mitchell S. Presser, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Breeze-Eastern Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on December 10, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Hook Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“Parent”), made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Shares”) at a purchase price of $19.61 per Company Share, net to the seller thereof in cash, subject to withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on December 3, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on December 10, 2015 (as amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the existing paragraph of the “Certain Litigation” subsection and inserting the following paragraph:

“On December 22, 2015, a putative class action, Soueidan v. Breeze-Eastern Corporation, et al., was commenced by the filing of a complaint in the Court of Chancery for the State of Delaware, Case No. 11834-VCMR, against the Company, members of the Company Board, Parent and Purchaser. This complaint generally alleges breaches of fiduciary duty by the members of the Company Board in connection with disclosures related to the transactions contemplated by the Merger Agreement, and also raises certain questions about disclosures made by the Company in a previous quarterly public filing regarding anticipated revenue trends as between the first half and second half of the Company’s fiscal year. The complaint seeks injunctive relief, including an order enjoining the defendants from completing the transactions contemplated by the Merger Agreement until certain supplemental disclosures are made by the Company and attorneys’ and experts’ fees. The Company believes this lawsuit is wholly without merit, and intends to vigorously defend against it. Furthermore, the Company and the Company Board confirm the disclosures set forth in Item 4 of this Schedule 14D-9, including the Forecasts and the assumptions on which they were developed (see “Certain Projections” on page 17 for further details). The Company also confirms that these disclosures represent the most up to date disclosures made by the Company with respect to the same subject matter.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Breeze-Eastern Corporation

By:	/s/ Serge Dupuis
Name: Serge Dupuis
Title: Chief Financial Officer and Treasurer

Dated: December 23, 2015

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